                                                               Exhibit (a)(5)(O)

FOR IMMEDIATE RELEASE

CONTACTS:

NTT Communications Corporation:
MEDIA:    Matthew Della Croce at (212) 453-2316
INVESTORS:    Morrow and Co., Inc. at (800) 566-9061

Verio, Inc.:
Mona Peloquin at (303) 645-1961
mpeloquin@verio.net
-------------------



          NTT COMMUNICATIONS AND VERIO ANNOUNCE EXON-FLORIO CLEARANCE

TOKYO and ENGLEWOOD, Colo. - August 24, 2000 - NTT Communications Corporation and Verio Inc. (NASDAQ: VRIO) today announced that they have been advised that the President of the United States has determined to take no action to suspend or prohibit the acquisition of Verio by NTT Communications. NTT Communications' tender offer for all outstanding shares of common stock, par value $.001 per share, all outstanding shares of Series A 6.75% Convertible Preferred Stock, par value $.001 per share, and certain warrants to purchase shares of common stock of Verio is scheduled to expire at 12:00 midnight, New York City time, on Wednesday, August 30, 2000.

As previously disclosed, NTT Communications and Verio had been advised by the Committee on Foreign Investment in the United States (CFIUS) that, following completion of its investigation (pursuant to the Exon-Florio Amendment to the Defense Production Act of 1950) of the transactions contemplated by the Merger Agreement, the constituent members of CFIUS had each voted to recommend to the President of the United States that he take no action to suspend or prohibit the proposed transaction. NTT Communications and Verio were informed on August 23, 2000 that the President has followed this recommendation.


About NTT Communications

NTT Communications, a subsidiary of Nippon Telegraph and Telephone Corporation, provides long distance and international telecommunications reaching over 200 countries worldwide. Headquartered in Tokyo, NTT Communications' Arcstar services operate in about 50 countries and have significant presence in Asia Pacific, North America and Europe. Arcstar global services provide managed data, multimedia and Internet services to some of the largest companies in the world. NTT Communications' investment in its Managed Services, IP Infrastructure and Internet Portal will meet the growing demand for electronic commerce-based services from its business customers and home users. NTT Communications, with the OCN brand, is already one of the largest ISPs in Japan.

For more information about NTT Communications, visit the company's Web site at www.ntt.com/index-e.html.
-------------------------


About Verio

Verio Inc. is the world's largest operator of Web sites for businesses and a leading provider of comprehensive Internet services, with an emphasis on serving the small and mid-sized business market. The company offers customers a broad range of Internet solutions, including high-speed access, Web hosting, e-commerce, virtual private networks and other enhanced services. Verio supports its operations with highly reliable and scalable national infrastructure and systems including a Tier One national network. Verio delivers locally-based sales and engineering support in markets across the United States under the Verio brand name and provides Web-hosting services to customers in more than 170 countries. For more information about Verio, visit www.verio.com Verio's corporate headquarters are located in Englewood, Colorado at 8005 S. Chester St., Suite 200, 80112, phone number (303) 645-1900.





2